(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 000-15827 NOTIFICATION OF LATE FILING

For Period Ended: July 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sharper Image Corporation
Full Name of Registrant

Former Name if Applicable

350 The Embarcadero, 6th Floor
Address of Principal Executive Office (Street and number)

San Francisco, California 94105
City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period.

The registrant’s Board of Directors has voluntarily initiated an independent review regarding the registrant’s historical stock option practices and related accounting matters. A special committee of the Board has been formed and is conducting this review with the assistance of independent legal counsel and independent accounting experts. The registrant will not be in a position to file its Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2006 until after the completion of the special committee’s review. The registrant currently expects to file its 10-Q on or before September 18, 2006.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey P. Forgan	415	445-6000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify reports(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant hereby incorporates by reference its Current Report under Item 2.02 of Form 8-K furnished to the Securities and Exchange Commission on August 4, 2006. Until it has completed it option grant review, the registrant is unable to predict its earnings for the three and six months ended July 31, 2006. The registrant, however, anticipates that absent any adjustment resulting from the option grant review, it will reflect a wider loss consistent with the sales declines reported for the three months ended July 31, 2006.

This notification of late filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on our current plans, expectations, estimates, and projections about the specialty retail industry and management’s beliefs about registrant’s future performance. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties that are difficult to predict and which may cause registrant’s actual results and performance to differ materially from those expressed or forecasted in any such forward-looking statements. Some of these risks and uncertainties are discussed in registrant’s Annual Report on Form 10-K under “Risk Factors.” These risks include, among other factors, the timing and results of registrant’s option grant review, its ability to continue to find or develop and to offer attractive merchandise to its customers, the market potential for products in design, changes in business and economic conditions, risks associated with the expansion of its retail store, catalog and Internet operations, and changes in the competitive environment in which registrant operates. Unless required by law, registrant undertakes no obligation to update publicly any forward-looking statements. However, readers should carefully review the statements set forth in the reports, which registrant files from time to time with the Securities and Exchange Commission, particularly its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K.

Sharper Image Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date :	September 11, 2006	By	/s/ JEFFREY P FORGAN
Jeffrey P. Forgan
Executive Vice President and Chief Financial Officer